SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 26, 2003

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 26, 2003

* Print the name and title of the signing officer under his signature.

Atna Resources Ltd. 1550 - 409 Granville Street Vancouver , BC V6C 1T2 www.atna.com	Great Basin Gold Ltd. 1020-800 West Pender Street Vancouver , BC V6C 2V5 www.hdgold.com

Joint News Release
Great Basin Options Atna's Golden Cloud Property on the Carlin Trend

 August 26, 2003, Vancouver, BC - Atna Resources Ltd. (ATN: TSX) and Great Basin Gold Ltd. (AMEX: GBN; TSX -Venture: GBG) are pleased to announce that Great Basin has entered into an option agreement to acquire an interest in Atna's Golden Cloud project, located in Elko County, Nevada.

The Golden Cloud Property lies on the eastern margin of the Northern Nevada Rift system at its intersection with the Carlin Trend. The property is contiguous with i) the southern boundary of the Ivanhoe claim block, about 3 kilometres south of the Hollister Development Block where the high-grade gold-silver Clementine-Gwenivere vein systems are currently being developed by Great Basin and Hecla Mining Company; and ii) the eastern boundary of the Silver Cloud prospect that is being actively explored by Placer Dome and Teck Cominco. The main Carlin operations of Barrick and Newmont are located 10 kilometers to the southeast.

The principal target at Golden Cloud is a bonanza style epithermal vein gold deposit. Outcrops of silica sinter and silica replacement bodies with widespread cinnabar mineralization are developed on the property, and occur within Tertiary 14-15 million year old volcanic flows and tuffs. Historically, some of the sinters associated with gold deposits in the vicinity of Golden Cloud were mined for their mercury content. Golden Cloud, however, is a new discovery, untouched by previous mining. Gravity anomalies, magnetic anomalies, and mineralized fractures and sinter trends on the property suggest northwest and north-northwest trending structures, similar to ore-hosting structures at Placer Dome's nearby Silver Cloud deposit and Newmont's Ken Snyder mine. The gravity survey results also indicate a potential high in the basement rocks underlying Golden Cloud's silica cap.

Most of the high-grade vein mineralization on the adjacent Ivanhoe property occurs within the basement Valmy Formation rocks beneath the Tertiary volcanic section. Gold becomes increasingly anomalous to the north on Golden Cloud, near a northwest striking structure that appears to bound the silica cap's northern flank.

Geological, geophysical and geochemical surveys by Atna have identified a second target area on the northern part of the property: an extensive, structurally-controlled zone of sinter and silicified volcanic rocks that strikes northward toward the area of the past producing Hollister pit and its feeder vein sets (Clementine & Gwenivere) on the Ivanhoe property. The qualified person for Atna's work on the property work is R. McLeod, P.Geo.

Great Basin Gold can earn a 70% interest in the property by spending $2,500,000 on exploration and development, including a minimum of 30,000 feet of drilling, making cash payments to Atna, and by assuming underlying option and property maintenance payments. Upon fulfilling the earn-in requirements, the companies would form a 70:30 joint venture for further exploration and development of the property.

Atna and Great Basin look forward to further exploration of the Golden Cloud property. A fall/winter exploration program is being planned. Great Basin Gold will manage the project with support from Atna personnel.

For further information contact:

Atna Resources Ltd. Michael Williams, Vice President Tel: (604) 684-2285 Fax (604) 684-8887 Email: atna@atna.com www.atna.com	Great Basin Gold Ltd. Ronald Thiessen, President & CEO Tel: (604) 684-6365; Fax (604) 684-8092 Toll Free: 1-800-667-2114 North America Email: info@hdgold.com www.hdgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Great Basin expects are forward-looking statements. Although the Great Basin believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Great Basin , Investors should review the Great Basin 's annual Form 20-F filing with the United States Securities Commission.